Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: October 3, 2016

Janus Henderson Global Investors Janus Capital Group Inc. and Henderson Group plc Recommended Merger of Equals Monday 3 October 2016 Andrew Formica Chief Executive, Henderson Group plc Dick Weil Chief Executive Officer, Janus Capital Group Inc. Roger Thompson Chief Financial Officer, Henderson Group plc

Disclaimer This document comprises written materials for a presentation concerning the proposed combination of Henderson Group plc (“Henderson”) and Janus Group Capital, Inc. (“Janus”), expected to be structured as an offer by Henderson for all of Janus’ issued and to be issued share capital. This presentation is being made available only to and directed only at (a) persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) persons falling within Article 49(2)(a) to (d) of the Order or (c) other persons to whom it may otherwise be lawfully communicated (each such person a “relevant person”). This presentation is provided to you for information purposes only. It and its contents may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose without the written consent of Henderson and Janus. This presentation contains forward-looking statements with respect to the financial condition, results and business of Henderson and Janus. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson's and Janus’ actual future results may differ materially from the results expressed or implied in these forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results, performance or achievements of Henderson or Janus to differ materially from the expectations of Henderson or Janus, as applicable, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety, taxation, labour relations and work stoppages, changes in political and economic stability, disruptions in business operations due to reorganisation activities (whether or not Henderson combines with Janus), interest rate and currency fluctuations, the failure to satisfy any conditions for the merger of Henderson with Janus (including approvals or clearances from regulatory and other agencies and bodies) on a timely basis or at all, the failure of Janus to combine with Henderson on a timely basis or at all, the inability of the merged group to successfully realise any anticipated synergy benefits when the merger of Henderson with Janus is implemented, the inability of the merged group to successfully integrate Henderson’s and Janus' operations when the merger of Henderson with Janus is implemented, and the merged group incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the merger of Henderson with Janus when the merger of Henderson with Janus is implemented. Such forward-looking statements should therefore be construed in light of such factors. None of Henderson, Janus or any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority, the rules of the U.S. Securities and Exchange Commission (the “SEC”), the rules of the New York Stock Exchange and the listing rules of the Australian Securities Exchange), neither Henderson nor Janus are under any obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except if required by law. Nothing in this presentation should be construed as a profit forecast and no statement in this presentation should be interpreted to mean that earnings per Henderson share or Janus share for the current or future financial years would necessarily match or exceed the historical published earnings per Henderson share or Janus share. Janus’ and Henderson’s shareholders are urged to read any documents regarding the merger when they become available (including the exhibits thereto) as they will contain important information about the merger. This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. Any securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act") except in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements and that will contain detailed information about Henderson and Janus and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by Henderson, such offering may be registered under the Securities Act. In connection with the proposed merger, Henderson and Janus will cause Henderson to file a registration statement which will include a prospectus and proxy statement of Janus, and Henderson will publish a UK shareholder circular. These documents will contain important information about the merger that should be read carefully before any decision is made with respect to the merger. These materials will be made available to the shareholders of Henderson and Janus at no expense to them. Investors and security holders will be able to obtain the registration statement (when available) free of charge at the SEC’s web site, www.sec.gov, after it has been filed. Any materials filed with the SEC may also be obtained without charge at Henderson’s website at www.henderson.com/ir and Janus’ website at www.ir.janus.com. When published, Henderson’s UK shareholder circular will be available on its website at www.henderson.com/ir. The content of the websites referred to in this presentation is not incorporated into and does not form part of this presentation. This presentation includes certain non-US GAAP measures with respect to Janus and non-IFRS financial measures with respect to Henderson, including EBITDA. These unaudited non-GAAP and non-IFRS financial measures should be considered in addition to, and not as a substitute for, measures of Janus’s financial performance prepared in accordance with US GAAP, and measures of Henderson’s financial performance prepared in accordance with IFRS. In addition, these measures may be defined differently than similar terms used by other companies. Participants in the Solicitation This presentation is for information purposes only and does not constitute an offer for sale of any securities, an offer or an invitation to purchase any such securities in any jurisdiction, a solicitation of any vote or approval or an offer to provide investment advisory services. This presentation does not constitute a prospectus or equivalent document. Janus, Henderson and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about Janus' directors and executive officers is available in its Form 10-K for the year ended December 31, 2015, filed on February 24, 2016. Henderson intends to include information about its directors and executive officers in the registration statement if and when any such registration statement is filed. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC regarding the transaction, when they become available. Investors should read the all materials filed with the SEC carefully when they become available before making any vote. You may obtain free copies of these documents using the sources indicated above. The distribution of this presentation or any information contained in it may be restricted by law in certain jurisdictions, and any person into whose possession any document containing this presentation or any part of it comes should inform themselves about, and observe, any such restrictions. By attending this presentation and/or accepting or accessing this document you agree to be bound by the foregoing limitations and conditions and, in particular, will be taken to have represented, warranted and undertaken that (a) you have read and agree to comply with the contents of this notice including, without limitation, the obligation to keep the existence and contents of this presentation, the occurrence of the presentation and any information provided to you orally or in writing in connection with the presentation confidential and (b) that you are a relevant person (as defined above).

Today, Janus Capital Group and Henderson Group are announcing the recommended merger of equals with two highly complementary businesses that have similar cultures and a shared focus on delivering excellent investment performance and service to clients The transaction accelerates both businesses’ ambitions for growth, diversification, and globalisation, creating a truly global active investment manager The resulting company, Janus Henderson Global Investors, will have a strong balance sheet, and is expected to deliver meaningful operational synergies, demonstrable cash flow generation and material value for shareholders Executive summary

Compelling value creation At least US$110m annual net cost synergies Double digit accretion to both companies’ EPS (excluding one-off costs) in the first 12 months following completion Highly complementary businesses Client-centric, collaborative cultures Well matched investment capabilities, focused on active management Complementary geographic footprints Similar corporate strategies Relevant to future client needs Continued demand for high performance, active investment management Enhanced distribution reach to serve an increasingly global client base Ability to innovate on behalf of clients Well positioned for market evolution Improved economies of scale to combat rising cost of doing business Regulatory change and strengthened governance arrangements more easily adopted Robust balance sheet creates financial stability and flexibility Compelling merger of equals Janus Henderson Global Investors

Transaction overview

Company structure and management	• Combined entity to be known as Janus Henderson Global Investors, listed on NYSE and ASX • Andrew Formica and Dick Weil to lead the company as Co-CEOs • Board of Directors will be comprised of equal members of Janus and Henderson directors
Merger of equals	• Recommended 100% stock merger • Exchange of 4.7190 shares of Henderson for every Janus share • Combined market capitalisation of ~US$6bn
Pro-forma ownership	• ~57% Henderson and ~43% Janus • The Dai-ichi Life Insurance Company, Janus' largest shareholder, intends to further invest in the combined company to increase its ownership interest to at least 15%
Location and domicile	• Significant employee presence and executive roles in London and Denver, with Co-CEOs located in London • Tax resident in the U.K.; registered in Jersey
Value creation	• At least US$110m annual run rate net cost synergies, weighted towards the first 12 months and expected to be fully realised 3 years post completion • Ambition to deliver 2-3 percentage points of additional net new money following integration
Key dates	• Closing expected in 2Q 2017, subject to shareholder and regulatory approvals

JANUS CAPITAL Group
Henderson GROUP PLC
5

Transaction rationale An independent, active asset manager with a globally relevant brand, footprint, investment proposition and client service Client benefits Increased depth, breadth and connectivity of investment teams to deliver better outcomes for clients Greater choice of investment propositions to address a broader range of contemporary client needs Expanded client facing team to deepen client relationships and increase growth opportunities across a wider range of investment products and geographies Combining the talent pools of both organisations to build a strong global team Structural drivers Rising industry-wide costs necessitate economies of scale and financial flexibility Distribution networks and product manufacturing need to grow to meet the needs of an increasingly diverse global client base Greater fee transparency will put more pressure on smaller, undiversified businesses Global regulatory change and other drivers require substantial investment in technology and data management Active managers must produce differentiated performance as passive continues to grow

Henderson's story to date

Our vision

A trusted global asset manager focused on delivering excellent performance and service to our clients

Our philosophy

Active fund management with our clients' needs at the heart of everything we do

Our guiding principles

- Collaboration
- Conviction
- Responsibility

Our strategy of Growth and Globalisation

- Above industry net new money growth
- Strong investment performance
- Carefully targeted investment
  - Investment management capabilities
  - Client relationships
  - Global platforms
- Operational leverage
- Disciplined use of capital

2013 – 2016: Growth and Globalisation



£63.7bn
32 mths to Aug 16: 6% pa
32 mths to Aug 16: 9% pa
32 mths to Aug 16: 3% pa
£100.0bn
AUM FY13[1]
Net new money
Market/ FX
Acquisitions
AUM 31 Aug-16

Consistently strong investment performance[2]

3 yr investment performance FY10 – 1H16 (%)



100
90
80
70
60
50
FY10
FY11
FY12
FY13
FY14
FY15
1H16

[1] Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC.

[2] Source: Henderson Group plc company data. Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional. Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Retail and hedge fund performance is reported net of fees and Institutional performance is reported gross of fees.

JANUS CAPITAL Group
Henderson GROUP PLC
7

Janus' story to date

Our vision

Be a trusted partner to our clients by consistently delivering global investment excellence

Our philosophy

Work together to deliver strong, consistent, long-term investment performance and exceptional service to our clients in every interaction

Our strategy of *Intelligent Diversification*

- Ranked the 24th largest mutual fund family in the U.S., and U.S. Intermediary business is gaining share[3]
- Fixed Income franchise represents 25% of AUM, compared to 5% at the end of 2009, with 7 consecutive years of organic growth
- 5 consecutive years of organic growth outside the U.S.
- Built out global macro fixed income business and expanded our product line-up to include exchange-traded products ("ETPs")

Historical AUM diversification by investment discipline



2009
US$160bn AUM
Current[1]
US$195bn AUM
5%
30%
65%
2%
25%
48%
25%
Fundamental equity[2]
Mathematical equity
Fixed Income[2]
Exchange-traded products

% of AUM in top 2 Morningstar quartiles – 3 yr basis[4]



46%
22%
24%
81%
35%
46%
75%
34%
41%
78%
45%
33%
December 2013
December 2014
December 2015
June 2016
1st quartile
2nd quartile

[1] As of June 30, 2016. Includes $4 billion of ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets.
[2] Fundamental Equity and Fixed Income AUM reflects an even split of the Janus Balanced Fund between the two categories. Fixed Income AUM also includes money market.
[3] Source: Simfund, as of June 30, 2016.
[4] Percent of assets in top 2 Morningstar quartiles based on total returns as of June 30, 2016.

JANUS CAPITAL Group
Henderson GROUP PLC
8

Enhanced scale and market position

AUM by distribution channel
As at 30 June 2016 (US$bn)


195
68
127
127
50
77
322
118
204
Janus[1] US$195bn
Henderson US$127bn
Janus Henderson[1] US$322bn
Retail[2]
Institutional

Combined firm will have significant presence in the largest global markets

- Top 50 Global Asset Manager
- Top 20 U.S. Mutual Fund company
- Top 10 U.K. Retail company
- US$16bn of AUM in Japan
- US$24bn of AUM in Australia

Source: Global Asset Manager rankings are per 2016 I&PE Global AUM Survey. U.S. Mutual Fund rankings are per Strategic Insight ("SimFund"). U.K. Retail rankings are per The Investment Association.
Note: Exchange rates used for translation from GBP to USD as at 30 Jun 2016: 1.34.
[1] Includes $4 billion of Exchange-traded Product ("ETP") assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets.
[2] Retail AUM includes both self-directed and intermediary channels.

JANUS CAPITAL Group
Henderson GROUP PLC
9

Complementary investment capabilities European Equities Global Equities U.S. Equity² 2 54 49 70 10 26 24 20 Henderson US$127bn Janus Henderson¹ US$322bn Janus¹ US$195bn AUM by investment discipline As at 30 June 2016 (US$bn) Multi-Asset Alternatives 39 Exchange-traded products 4 Fixed Income Henderson Janus 26 Note: Exchange rate used for translation from GBP to USD as at 30 Jun 2016: 1.34. 1 Includes $4 billion of ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. 2 U.S. Equity includes Mathematical Equities. 4% 27% 20% 29% 15% 5% 37% 17% 8% 23% 6% 8% 1% 58% 10% 20% 10% 2%

Combined global distribution strength North America Latin America Australia Asia UK and Continental Europe 128 Henderson Janus² Note: Exchange rate used for translation from GBP to USD as at 30 Jun 2016: 1.34. Numbers may not cast due to rounding. 1 Source: McKinsey Global Survey 2014. 2 Includes $4 billion of ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. AUM by geography As at 30 June 2016 (US$bn) 116 12 33 7 40 3 3 Improved geographic diversification 69 3 66 32 7 25 9 16 24 12 12 7 16 2 Asia ex. Japan Japan 3 LatAm Australia U.K. Continental Europe U.S. Retail U.S. Institutional 18% 77% 54% 53% 71% 5% 31% 33% 11% 18% 15% 14% Henderson Janus² Janus Henderson² Industry¹ Americas EMEA Pan Asia

Strong, experienced executive team J H Henderson Janus Richard Weil Co-CEO Andrew Formica Co-CEO David Kowalski Chief Risk Officer Jennifer McPeek Chief Operating and Strategy Officer Enrique Chang Global Chief Investment Officer Rob Adams Head of Asia Pacific Roger Thompson Chief Financial Officer Jacqui Irvine Group General Counsel and Company Secretary Bruce Koepfgen Head of North America Phil Wagstaff Global Head of Distribution H J H H H J J J J H

Value creation At least US$110m annual run rate net cost synergies¹, weighted to 12 months following completion and expected to be fully realised 3 years post completion Cost synergies largely expected from increased economies of scale, consolidation of overlapping functions and non-compensation expenses Implementation costs associated with delivering cost synergies are expected to be US$165m to US$185m, mostly expected to be incurred in the 12 month period following completion Double digit accretion to both companies’ EPS (excluding one-off costs) in the first 12 months following completion Ambition to deliver 2 to 3 percentage points of additional net new money from the combined business following completion of integration 1 The cost synergies have been reviewed independently by external accountants.

Improved financial strength and flexibility

	JANUS CAPITAL Group[1]	Henderson GROUP PLC[2]	Janus Henderson[3]
Revenue	US$1,076m	US$1,155m	US$2,231m
Underlying EBITDA	US$361m	US$337m	US$698m
Dividend Payout Ratio[4]	43%	59%	Intention for a progressive dividend policy and payout ratio in line with Henderson
Credit Rating[5]	BBB / Baa3 / BBB	n/a	Committed to an Investment Grade Credit Rating
Leverage Ratio[6]	1.2x	n/a	0.6x

Annual run rate net cost synergies of $110m represents 16% of combined underlying EBITDA

Note: Exchange rate used for translation from GBP to USD for FY 2015: 1.53.
[1] Based on FY 2015 results filed on form 10-K. See reconciliation to U.S. GAAP on slide 18.
[2] Based on FY 2015 adjusted IFRS financial statements including presentational changes for ease of comparison with Janus U.S. GAAP financial statements. Historical activity reported using IFRS may change significantly upon conversion to U.S. GAAP.
[3] Numbers reflect summation of standalone companies and do not represent forecasts or include synergies from the transaction.
[4] Janus: Annual dividends per share divided by annual EPS. Henderson: FY 2015 Interim and Final dividend divided by underlying profit after tax.
[5] S&P / Moody's / Fitch.
[6] Represents total principal amount of debt divided by underlying EBITDA for FY 2015.

JANUS CAPITAL Group
Henderson GROUP PLC
14

Aligned vision of success Become the leading, trusted global active investment manager A clear focus on our clients Commitment to delivering superior risk adjusted returns Passionate about best in class service to our clients Fostering the best employee talent in the industry A deeply collaborative culture

Q&A

Appendix

Financial overview

Henderson – Adjusted IFRS[1]

US$m	FY15	1H16
Total revenue[2]	**1,155**	**511**
Distribution expenses	(236)	(112)
Other expenses[3]	(686)	(300)
Total operating expenses	**(922)**	**(412)**
Operating income	**233**	**99**
Finance income and expenses[3,4]	23	(1)
Tax	(10)	(22)
Net income	**246**	**76**
Non controlling interest	–	–
Net income attributable to Henderson shareholders	**246**	**76**

Reconciliation to underlying EBITDA

Operating Income	**233**	**99**
Depreciation and amortisation	8	4
Adjustments to deferred consideration	–	–
Total acquisition related and non-recurring items	80	46
Non-recurring finance income	19	–
Acquisition related finance expenses	(3)	(1)
Non-recurring loss from associates and JVs	–	(4)
Underlying EBITDA	**337**	**144**

Assets under management (US$bn)	136	127
Diluted EPS	US$0.22	US$0.07

Janus – U.S. GAAP

US$m	FY15	1H16
Total revenue	**1,076**	**500**
Distribution expenses	(141)	(66)
Other expenses	(613)	(304)
Total operating expenses	**(754)**	**(370)**
Operating income	**322**	**130**
Finance income and expenses	(69)	(5)
Tax	(94)	(48)
Net income	**159**	**77**
Non controlling interest	(3)	(3)
Net income attributable to Janus shareholders	**156**	**74**

Reconciliation to underlying EBITDA

Operating Income	**322**	**130**
Depreciation and amortisation	33	18
Adjustments to deferred consideration[5]	6	4
Total acquisition related and non-recurring items	–	–
Non-recurring finance income	–	–
Acquisition related finance expenses	–	–
Non-recurring loss from associates and JVs	–	–
Underlying EBITDA	**361**	**152**

Assets under management (US$bn)	192[6]	195[6]
Diluted EPS	US$0.80	US$0.39

Note: Exchange rates used for translation from GBP to USD for FY 2015: 1.53 and 1H16: 1.43. Exchange rates for AUM as at 31 Dec 2015: 1.47 and 30 Jun 2016: 1.34.

[1] Adjusted IFRS financial statements include presentational changes for ease of comparison with Janus U.S. GAAP financial statements. Historical activity reported using IFRS may change significantly upon conversion to U.S. GAAP.

[2] Total revenue equates to gross fee and deferred income under IFRS.

[3] Acquisition related and non-recurring items are reflected within other expenses and finance income and expenses. Acquisition related and non-recurring items include the amortisation of investment management contracts and acquisition/integration costs (FY15) and the impairment of JV investments (1H16).

[4] Income from associates and joint ventures is included within finance income and expenses.

[5] Represents accretion and adjustments to the contingent consideration associated with the VelocityShares and Kapstream acquisitions.

[6] Includes ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets.

JANUS CAPITAL Group

Henderson GROUP PLC

18

Indicative timetable to completion Key activities Dates Transaction announcement 3 October 2016 Janus 3Q results 25 October 2016 Henderson 3Q trading statement 27 October 2016 Henderson FY16 results 9 February 2017 Expected Janus FY16 results 25 February 2017 Transaction documentation published Post FY16 results Transaction complete Janus Henderson Global Investors to trade on the NYSE Henderson intends to cease trading on the LSE Janus Henderson Global Investors’ CDIs continue to trade on the ASX 2Q 2017 Transaction documentation to be based on FY16 results

Investor enquiries: Henderson Group plc Miriam McKay Head of Investor Relations +44 (0) 20 7818 2106 miriam.mckay@henderson.com investor.relations@henderson.com Media enquiries Angela Warburton Global Head of Communications +44 (0) 20 7818 3010 angela.warburton@henderson.com United Kingdom: FTI Consulting Andrew Walton +44 (0) 20 3727 1514 Australia: Honner Rebecca Piercy +61 2 8248 3740 Contacts Investor enquiries: Janus Capital Group Inc. John Groneman Head of Investor Relations +1 303-336-7466 john.groneman@janus.com or investorrelations@janus.com Media enquiries Erin Passan Head of Corporate Communications +1 303-394-7681 erin.passan@janus.com